SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 4)

CAMINUS CORPORATION

(Name of Subject Company)

Caminus Corporation

(Name of Person(s) Filing Statement)

Common Stock,

Par Value $0.01 Per Share

(Title of Class of Securities)

133766 10 5

(CUSIP Number of Class of Securities)

William P. Lyons

President and Chief Executive Officer

Caminus Corporation

825 Third Avenue

New York, New York 10022

Tel: (212) 515-3600

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Anthony T. Iler, Esq.

Irell & Manella LLP

1800 Avenue of the Stars, Suite 900

Los Angeles, California 90067

Tel: (310) 277-1010

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Caminus Corporation, a Delaware corporation, (the “Company”) with the Securities and Exchange Commission (the “SEC”) on January 29, 2003, Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 7, 2003, Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 20, 2003 and Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 27, 2003 (collectively, the “Schedule 14D-9”) relating to an offer by Rapid Resources Inc., a Delaware corporation and wholly owned subsidiary of SunGard Data Systems Inc., a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company. Unless otherwise indicated, all capitalized terms referred to herein shall have the same meaning as set forth in the Schedule 14D-9.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended and supplemented by adding the following paragraph at the end of the subsection entitled “Merger Agreement”:

On March 20, 2003, Parent, Purchaser and the Company entered into an amendment to the Merger Agreement that (i) modified the number of days pursuant to which the Purchaser could extend the Offer to not more than 10 business days, with no single extension being more than 5 business days, in the event that the number of validly tendered shares of Common Stock not withdrawn as of the expiration date of the Offer together with any such shares then owned by Parent and/or Purchaser are less than 90% of the “adjusted outstanding shares” of the Company as of such date, and (ii) changed the outside date referred to in Section 8.1(d) of the Merger Agreement from April 4, 2003, to April 18, 2003 (the “New Outside Date”), provided that if Purchaser extends the Offer in accordance with subsection (i) above, and such extension goes beyond the New Outside Date, the New Outside Date shall be extended as necessary so that it occurs one business day after the new expiration date. The summary and description contained in this paragraph is qualified in its entirety by reference to the amendment to the Merger Agreement, which is filed herewith as Exhibit (e)(5) and is incorporated herein by reference.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented by adding the following paragraph at the end of the subsection entitled “Regulatory Approvals”:

On March 21, 2003, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(5)(D), announcing the expiration of the waiting period for regulatory review under the HSR Act.

Item 8 is hereby amended and supplemented by adding the following paragraph at the end of the subsection entitled “Extension of the Offer”:

On March 21, 2003, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(5)(D), announcing the extension of the Offer until 12:00 midnight, New York City time, on Monday, April 7, 2003.

Item 9.    Exhibits.

Item 9 is amended and supplemented by adding the following exhibits:

Exhibit No	Description
(a)(5)(D)

Press Release, dated March 21, 2003, entitled “SunGard Announces Expiration of Hart-Scott-Rodino Act Waiting Period in Connection with Tender Offer for Shares of Caminus Corporation; SunGard Extends Tender Offer”++

(e)(5)	Amendment No. 1 to Agreement and Plan of Merger, dated March 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc. and Caminus Corporation++

++Incorporated by reference to Amendment No. 5 to Schedule TO filed by Parent on March 24, 2003

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2003

CAMINUS CORPORATION

By:	/s/ WILLIAM P. LYONS

Name: William P. Lyons
Title: President and Chief Executive Officer